UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

December 13, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $1,282,500 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Hess Corporation due December 13, 2017

•                  $1,415,590 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Wells Fargo & Company due December 13, 2017

•                  $996,470 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Cummins Inc. due December 13, 2017

•                  $150,000 2.40% Fixed Rate Notes due December 13, 2022

•                  $625,000 Callable Contingent Coupon Notes due December 17, 2014 Linked to the Common Stock of Apple Inc.

•                  $625,000 Callable Contingent Coupon Notes due December 17, 2014 Linked to the Common Stock of Thomson Reuters Corporation

•                  $2,500,000 Leveraged Contingent Barrier Enhanced Notes due December 19, 2013 Linked to the Performance of Brent Crude (futures contract)

•                  $4,660,000 Contingent Buffer Enhanced Notes due December 19, 2013 Linked to the Performance of Brent Crude (futures contract)

•                  $625,000 Callable Contingent Coupon Notes due December 17, 2014 Linked to the Common Stock of MetLife, Inc.

•                  $1,500,000 Buffered Super TrackSM Notes due December 14, 2017 Linked to the Performance of a Basket of Asian Equity Indices

•                  $1,615,000 8.30% Exchangeable Notes due December 12, 2013 (Linked to the Common Stock of Apple Inc.)

Exhibit No.	Description
5.1	Opinion [o]f Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: December 13, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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